EXHIBIT 99.1
Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252 ..                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                  FOR IMMEDIATE RELEASE


        ALVARION LAUNCHES BREEZEACCESS(R) 4900 FOR U.S. PUBLIC SAFETY USE


   Market Leading Broadband Wireless Platform Now Delivers High Performance in
          4.9GHz To Meet Challenges of Secure, Broadband Communications

                                       ---

Mountain View, California, and Tel Aviv, Israel, August 23, 2005 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the launch of BreezeACCESS 4900, an extension of its market leading wireless broadband platform using the 4.9 GHz frequency band, recently licensed and developed specifically for the U.S. public safety market to meet its secure broadband communication needs. Leveraging Alvarion's decade of leadership in broadband wireless technology and deployments, the BreezeACCESS 4900 maximizes capacity and range while supporting encryption and the diverse application needs of public safety agencies, including remote video surveillance, traffic flow management, back-up for disaster recovery, leased line replacement and various forms of backhaul. Designed in consultation with numerous public safety experts and potential customers, BreezeACCESS 4900 is currently being introduced to the market and is scheduled to be commercially available in the fourth quarter of this year.

"This is an exciting development for public safety groups who previously only had access to limited spectrum for narrowband applications and were forced to settle for application results utilizing legacy technologies far behind what was available at the time. Finally, governmental agencies can leverage state-of-the-art broadband technology in support of public safety broadband applications nationwide", says Stephen Devine, Chair of the National Association of Regional Planning Committees (NARPC), a national organization promoting the advocacy of Regional Planning Committees and their public safety initiatives nationwide. "We are pleased that Alvarion, as a wireless broadband and WiMAX market leader, is at the forefront to introduce an innovative and cost-effective 4.9GHz point-to-multipoint product, leveraging its more than ten years of field-proven experience."

Taking advantage of advanced OFDM (Orthogonal Frequency Division Multiplexing) technology, BreezeACCESS 4900 enables high-capacity, non-line-of-sight connections. It offers a comprehensive solution for public safety agencies, including broadband connectivity in vehicles when combined with Alvarion's BreezeACCESS 900 system. Field proven features allow for point-to-multipoint access, point-to-point backhauling and point-to-multipoint backhauling of other vendors' devices such as sensors, cameras and traffic systems. Furthermore, to meet the


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rigorous security demands of public safety networks, BreezeACCESS 4900 is
FIPS-197 certified and employs federally approved AES encryption.

Built to comply with the FCC's maximum high power mask, Alvarion's platform is superior in performance and range when compared with other market alternatives. Also featuring advanced quality of service (QoS), critical traffic prioritization and VoIP mechanisms, BreezeACCESS 4900 combines the provision of data, voice and video services all in real time.

"The BreezeACCESS 4900 demonstrates our ongoing commitment to develop innovative products tailored for specific markets that greatly benefit from broadband capacities such as public safety communications," said Amir Rosenzweig, President of Alvarion, Inc. "Our long experience in supplying broadband equipment to serve governmental needs enhances our understanding of the unique networking challenges of secure and critical information flow. Moreover, our combined offering of the BreezeACCESS platform offers a complete solution to cost-effectively meet both fixed broadband needs as well as mobile connectivity, even at vehicular speeds," he added.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect


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on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.


You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.



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